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                                                        SEC FILE NUMBER
                                                            1-14751
                                                  ----------------------------
                                                  ----------------------------
                                                         CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
   ------------------------------------------------------------------------

                           NOTIFICATION OF LATE FILING

   ------------------------------------------------------------------------

(Check One):   [ ] Form 10-K    [ ] Form 20-F     [ ] Form 11-K
               [X] Form 10-Q    [ ] Form N-SAR

               For Period Ended:     December 29, 2001
                                --------------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -----------------------------

-------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant :   XeTel Corporation

--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number): 2105 Gracy Farms Lane

--------------------------------------------------------------------------------
City, State and Zip Code: Austin, Texas 78758


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

         XeTel is unable to timely file its Form 10-Q for the period ended December 29, 2001, without unreasonable effort or expense because of the loss of two of its key financial and accounting employees during December 2001. XeTel's controller resigned from the company effective December 4, 2001, and the company's chief financial officer resigned from the company effective December 21, 2001. Because of the departures of these two key financial and accounting employees, XeTel's financial and accounting processes have been disrupted and, therefore, the company has been unable to prepare the financial information necessary for a complete and accurate disclosure for the quarterly report without unreasonable effort and expense. XeTel believes that it will be able to file its Form 10-Q before the expiration of the five-day extension period. In any event, the company represents that it will file its Form 10-Q for the period ended December 29, 2001, no later than February 17, 2002, the 5th calendar day following the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Angelo DeCaro, Jr. - President and CEO          512            435-1100
-------------------------------------------     -----------  ------------------
                (Name)                          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes         [ ] No


--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes         [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of reduced demand for XeTel's services in the wake of the economic and industry slowdown for the quarter ended December 29, 2001, the company will report a decrease in revenues of approximately 76% from the prior-year quarter and a net loss compared to net income of $2.6 million for the quarter ended December 30, 2000.

================================================================================



                                XeTel Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 12, 2002                          By  /s/ Angelo DeCaro, Jr.
                                                     --------------------------
                                                     Angelo Decaro, Jr.
                                                     President and
                                                     Chief Executive Officer


                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S. CODE 1001).



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